Exhibit 99.1

Wins Finance Holdings Receives Nasdaq Notification of Noncompliance with Independent Director and Audit Committee Requirements

BEIJING and NEW YORK, June 19, 2020 -- Wins Finance Holdings Inc. ("Wins Finance" or the "Company") (NASDAQ: WINS), a diversified investment and asset management company that provides integrated financing solutions to small and medium enterprises ("SMEs") in China, today announced that on June 18, 2020, it received a letter from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) stating the Company is no longer in compliance with Nasdaq’s audit committee requirement as set forth in Listing Rule 5605 due to the resignation of Mr. Shihai Wang from the Company’s board of directors and audit committee on June 15, 2020. The letter also states that Nasdaq will provide the Company a cure period in accordance with Listing Rule 5605(c)(4).

The Company is conducting a search for a new director who meets the requirements of Nasdaq and is available for appointment to the Company’s board of directors and audit committee within the cure period. The Company must also submit to Nasdaq documentation, including biographies of any new directors, evidencing compliance with the listing rule within the cure period.

About Wins Finance

Wins Finance is a diversified investment and asset management company listed on Nasdaq. The Company is focused on identifying value accretive investment opportunities and assets in China and the United States that can be enhanced through the strategic involvement of its established management team and its familiarity with the Chinese investment community to help generate long-term value for shareholders. Wins Finance is well positioned to leverage its expertise and existing operations in China to build a comprehensive platform for the provision of lending and other financing solutions to the under-served small and medium enterprise segment. For more information, please visit www.winsholdings.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks are described in the Company’s Annual Report on Form 20-F for the year ended June 30, 2018 and in the Company’s other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Company Contacts:

Wins Finance Holdings Inc.
1177 Avenue of the Americas

5th Floor
New York, NY 10036
Tel: 646-694-8538
E-mail: info@winsholdings.com

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